August 5, 2024

Scott G. Davis
Chief Executive Officer
Ekso Bionics Holdings, Inc.
101 Glacier Point, Suite A
San Rafael, CA 94901

        Re: Ekso Bionics Holdings, Inc.
            Registration Statement on Form S-1
            Filed July 29, 2024
            File No. 333-281081
Dear Scott G. Davis:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Austin March, Esq.